Exhibit 8

1717 ARCH STREET, SUITE 3920

PHILADELPHIA, PA 19103

215.399.5402

March 31, 2017

Messrs. Hughes, Snow, Culligan and Bennett

Board of Directors

CPS Technologies Corp.

111 S. Worcester Street

Norton, MA 02766

Dear Frank, Dan, Tom and Grant,

I am writing to you on behalf of the Horton Capital Partners Fund, L.P. (the “Horton Fund” or “we”) in furtherance of our correspondence over the past couple months regarding CPS Technologies Corp. (“CPS” or the “Company”). As you know, and included in our Schedule 13D filing with the SEC this morning, investment funds managed by the Horton Fund currently own 661,800 shares (approximately 5% of the common shares outstanding) in CPS.

Over the past few months we have made every effort to collaboratively discuss our proposals for the Company and offer suggestions about how we believe the Company can correct course and begin generating shareholder value. We believe it is unfortunate that the Company has refused to engage in any further dialogue with Horton and that the Board and management are so entrenched they are unwilling to engage constructively with one of the Company’s largest independent shareholders. Rather, it seems that CPS is prepared to spend a significant amount of the shareholders’ money (our estimates for your legal and proxy solicitation bills are hundreds of thousands of dollars) fighting what, we believe, are more than reasonable requests given the Company’s historical performance.

We, nonetheless, were pleased to hear that our prior communications may have accelerated an internal process at the Company to evaluate the composition, performance and needs of the Board of Directors to determine whether the addition, and/or replacement, of Directors is necessary. Given that:

•	The average Board tenure is over 15 years,

•	No chairman or lead independent director exists,

•	There is no separate Governance committee, and

•	Management bonuses and equity grants are not specified to the shareholders,

we are confident that the Company must eventually recognize the need for new Board members to provide a fresh perspective, help the company grow its business, improve shareholder returns and implement modern day governance standards.

In an effort to help facilitate the Company’s process, The Horton Fund developed a list of strong, qualified candidates (summaries are included herein) who would be willing to serve on the Board, and, consequently, submitted our Nomination Notice on March 3rd for the Company’s consideration. During the subsequent three weeks we received no feedback from you regarding our candidates and we were not aware of any outreach made by you to any of our candidates. Our hope for rational dialogue ended last week with your denial of all our candidates without a single interview, and your settlement proposal to nominate one new member at an undefined time in the future without our input in exchange for a two year “standstill”. As you know, we could never agree to such unreasonable terms, but you indicated no interest in any further negotiation.

On March 27, 2017, you filed a preliminary proxy statement with the SEC. We reviewed your filing and were disheartened to learn that the Board believes it is doing a fine job and there will be no member changes at this time. While we believe your preliminary proxy contains factual inaccuracies and potential breaches of the securities laws by the Company, we are incredulous that you have been unable to identify anyone (including any of our candidates) who possesses experience that would fill gaps in the incumbent Board’s composition, and, therefore, we are skeptical that a genuine “process” was conducted at all.

Included in our nomination letter was also a proposal to amend the Company’s Bylaws to establish a majority vote standard in uncontested director elections. This proposal better aligns the Company’s corporate governance policies with that of 2017 ISS proxy voting guidelines. We were pleased to see that on March 24, 2017, the Company adopted this provision and amended its Bylaws to incorporate the standard practice of majority voting. While this action does show some willingness to change, it, frankly, is long overdue and comes across as more reactive to an outside shareholder’s suggestion than any motivated self-improvement initiative by the Board.

In addition, the fact that the Board is so entrenched that it is prepared to spend a significant amount of the shareholder funds to engage in a proxy battle instead of reasonable settlement discussions is just another example of the Company’s poor capital management, and emblematic of its disregard for outside shareholders. While we have been the primary voice on these issues, since we went public with our concerns in December we have heard from numerous significant shareholders holding in aggregate approximately 20% of the outstanding shares that are supportive of our efforts. We are not a “lone wolf” in our positions – the outside shareholder base is frustrated and not supportive of the status quo.

However, we try to be good stewards of capital for our shareholders (our LPs), and recognizing the concentration of ownership within the Board, Horton is withdrawing our formal nomination of Directors (see attached) in order to avoid the immediate destruction of significant shareholder value (both CPS’s and Horton’s). We expect that since the corporate governance proposal described above has been adopted by the Board and the By-laws have been amended, majority voting would be the standard used in all future uncontested director elections, including at the upcoming shareholder meeting.

However, we are not giving up on trying to help the Company reach its potential. Evidencing our commitment to enacting change for the benefit of all shareholders, we have increased our position in the Company and filed a Schedule 13D with the SEC. Included in the 13D are Horton’s December 16 Letter, the March 3 Letter, Nomination Notice, Nomination Withdrawal Notice, and a copy of this letter and attachment.

As always, we remain hopeful about the long-term prospects for CPS Technologies and expect the Company will eventually decide to run the business much more like a public company than a private one, and demonstrate that it is putting the interests of all the shareholders first. We conclude by reemphasizing our belief that adding fresh talent to the Board will help further this goal.

Please do not hesitate to reach out.

Sincerely,

Joe Manko Jr.

Qualified Candidates for Board Positions identified by Horton but rejected by CPS:

Note: Not comprehensive. For full backgrounds, please see the Nomination Notice included in the Schedule 13D.

Mitchell Herbets: Mr. Herbets’ experience serving as an executive and board member in global technology companies and in depth knowledge of the technology sector would be a valuable asset to the Board.

Current

•	Chairman of Thales Defense and Security, Inc., a US based technology company serving the defense and federal markets with solutions for the ground tactical, airborne and avionics, and naval/maritime elements

•	Member of Board of Directors of Wireless Telecom Group (NYSEMKT: WTT)

•	Member of the Advisory Council of the Lehigh University Electrical and Computer Engineering Department

Prior

•	President and Chief Executive Officer of Thales

•	Captain with the U.S. Army

•	Masters of Business Administration degree from the George Washington University, and a Bachelor of Science degree in electrical engineering from Lehigh University

Thomas Coffey: Mr. Coffey’s extensive experience as a senior executive and board member, as well as proven expertise in strategic planning, capital management and M&A would make him a quality addition to the Board.

Current

•	Managing Director of Philly CFO providing part-time chief financial officer services to growth companies

•	Member of the Board of Directors of X-Nav Technologies, LLC

Prior

•	Director of Westmoreland Coal Co. (NASDAQ: WLB)

•	Partner at B2B CFO Partners, LLC

•	Vice President, Operations Analysis of Unisys Corporation (NYSE: UIS)

•	Certified Public Accountant, Bachelor of Science degree in Accounting and Finance and Masters of Business Administration degree from Drexel University

Leo Linehan: Mr. Linehan’s experience as an executive officer and innovator would provide the board with invaluable industry and operational expertise.

Current

•	Vice President and General Manager at MacDermid-Enthone Advanced Electronic Solutions, a division of MacDermid Performance Solutions, providing solutions for micro scale circuitry challenges

Prior

•	Vice President and General Manager of Electronic Chemicals at OM Group Incorporated (NYSE:OMG)

•	Several executive and management positions, including Business Group General Manager for Growth and Global General Manager for Advanced Packaging Technologies, at Dow Electronic Materials (formerly Rohm and Haas), a segment of the Dow Chemical Company (NYSE:DOW)

•	Holds 14 issued U.S. patents in the fields of lithography, polymer dielectrics and plasma etch processes

•	Bachelor of Science in Chemistry from Rochester Institute of Technology

Matthew Moynihan: Mr. Moynihan’s diverse managerial experience, technical depth, combined marketing and operations background, and integration skills would make him an strong asset to the Board.

Current

•	Global General Manager of the Metal Organic Technologies business which manufactures metal organic pre-cursors used in light-emitting-diodes for electronics and lighting industries at Dow Electronic Materials, a segment of the Dow Chemical Company (NYSE:DOW)

•	Merger Integration Manager for Dow Electronic Materials working with DuPont Electronics and Communications, a segment of E. I. du Pont de Nemours and Company (NYSE: DD)

Prior

•	Numerous technical and commercial leadership roles across various business segments at Dow, including Global Director of Engineering for Semiconductor Lithography Technologies and Global Director of Marketing and Research for Interconnect Technologies

•	Holds 11 patents in the field of semiconductor wafer and printed wire board processing

•	Bachelor of Science in Chemical Engineering from the University of New Hampshire, and Masters of Business Administration in Entrepreneurship from Babson College

Michael Howe: Mr. Howe’s experience as a senior manager at multiple global industrial companies and comprehensive skills as a financial advisor, investor, investment banker and strategist would bring a unique perspective to the board.

Current

•	Founding Senior Principal at The Horton Fund

•	Managing Director at Mufson Howe Hunter & Company LLC, an investment banking firm specializing in financial advisory (M&A) and capital raising engagements for public and private corporations

Prior

•	President and Director of Investment Banking at the Susquehanna International Group, LLP

•	Investment Manager at Heights Capital Management, an affiliate of Susquehanna International Group, LLP

•	Managing Director and Director of Research/Senior Analyst, Chair of Stock Selection Committee, Member of Commitment Committee, Investment Policy Committee and Director of Wheat First Securities/Butcher & Singer, now Wells Fargo Advisors, LLC (NYSE:WFC)

•	Commercial and industrial experience includes engineering and finance positions held at General Electric Company (NYSE:GE), Leeds & Northrup/General Signal, and Honeywell International Inc. (NYSE:HON)

•	Masters of Business Administration from the Wharton School of the University of Pennsylvania, Master of Science in Systems Engineering from the Moore School of the University of Pennsylvania, and Bachelor of Science in Electrical Engineering from Villanova University